UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2020

ARMME INC. (formerly Veritransfer Inc.)

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11320

Nevada

(State or other jurisdiction of incorporation or organization)

36-4959521

(I.R.S. Employer Identification No.)

1859 Whitney Mesa Drive

Henderson, Nevada 89014

(Address of principal executive offices)

702-605-0217

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ON FORM 1-K CONSTITUTE "FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS, IDENTIFIED BY WORDS SUCH AS “PLAN,” "ANTICIPATE,” "BELIEVE,” "ESTIMATE,” "SHOULD,” "EXPECT" AND SIMILAR EXPRESSIONS INCLUDE THE COMPANY’S EXPECTATIONS AND OBJECTIVES REGARDING THE COMPANY’S FUTURE FINANCIAL POSITION, OPERATING RESULTS AND BUSINESS STRATEGY. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION TO UPDATE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THIS REPORT UNLESS REQUIRED BY LAW TO DO SO.

Item 1.	Business

Company Overview

Armme Inc. (the “Company”) was incorporated in the State of Nevada on September 20, 2018 under the name Veritransfer Inc. On June 29, 2021, the Company changed its name to Armme Inc. The Company is headquartered in Las Vegas Nevada, and its principal operations are located in Henderson, Nevada. We are developing an application that will be a secure, private, software solution to promote safer gun culture that is apolitical in nature and looks to fill a demand for gun owners to more responsibly own firearms. We anticipate the commercial launch of our app will be in the 3rd quarter of 2021.

Our Products

The Company has developed a firearms lifestyle platform solution including a mobile application that gives gun owners and sellers a means to ensure firearms are sold and transferred to licensed and eligible persons. Armme Inc., which is an encrypted, private and secure network governed by gun owners and dealers themselves empowering each gun owner and dealer with 100% control over what information is made available and to whom it is made available in a gun ownership transfer or related transaction. The app is accessible to users for a monthly subscription fee and is based on Skylab Apps Inc.’s privately owned platform technology.

As part of the platform, the app, upon commercial launch can be downloaded from the Apple iTunes or Google Play Stores.

Key features include:

•	Removes any criminal association as a previous owner

•	Gamified E-Learning System

•	Records for insurance and theft claims

•	Unique Incentive and Rewards Program

•	Challenges & Leaderboard

•	Encrypted Data Storage

Our Mission

Through our digital platform we want to help individuals to more responsibly ensure proper, legal and safe gun ownership and transfers. Individual privacy matters, but so does the care, protection, and well-being of our communities.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Operating Results Overview

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The Company generated no revenues in the years ended December 31, 2020 (“Fiscal 2020”) and December 31, 2019 (“Fiscal 2019”). We incurred a net loss totaling $1,377,982 for Fiscal 2020 and $1,004,451 Fiscal 2019, respectively.

Operating expenses consist of consulting, filing fees, legal and professional fees, marketing, research and development costs, share-based compensation, a write-off of trademarks and general and administrative expenses. Operating expenses totaled $1,403,934 in Fiscal 2020, compared to $1,000,575 in Fiscal 2019, an increase of $403,359 or 40.3% primarily due to an increase of $351,437 in marketing expenses, $309,927 in consulting fees, $12,722 in filing fees, $76,138 in legal and professional fees related to our REG A Offering circular, $17,402 in write-off of trademarks due to our recent name change, offset by a decrease in share-based compensation of $344,456 and general and administrative expenses.

Research and development expenses totaled $32,298 in Fiscal 2020, compared to $24,652 in Fiscal 2019, an increase of $7,646 or 31%. During Fiscal 2020, $262,021 was capitalized in software development costs in accordance with ASC 350-40, Intangibles – Goodwill and Other, Internal-Use Software. We intend to increase these software development costs as we develop the app.

As mentioned above, marketing expenses of $351,437 for Fiscal 2020 were associated with marketing the Company’s app and raising capital under its Reg A Offering circular.

Consulting fees increased from $106,654 in Fiscal 2019 to $416,581 in Fiscal 2020 or 291% . This increase was largely driven by engaging consultants to provide market research and product development. Share-based compensation decreased 49.9% from $684,590 in Fiscal 2019 to $340,134 in Fiscal 2020. Future stock-based awards awarded to key employees and consultants in the form of shares and options will result in expenses recognized in the Statement of Operations.

Other expense (income) consisted of $27,742 of income relating to a forgiveness of an advance due to a related party. Foreign exchange loss amounted to $1,790 in Fiscal 2020, compared to $3,876 in Fiscal 2019, a decrease of $2,086. This decrease was primarily due to changes in foreign exchange rates over the year. See “—Liquidity and Capital Resources – Indebtedness.”

B.	Liquidity and Capital Resources

As of July 27, 2021, the Company had $156,000 in cash and cash equivalents on hand. Since inception, the Company has relied on the advances from shareholders and directors in the form of debt financing.

We had net cash of $1,675 at December 31, 2020.

At December 31, 2020, the Company had not yet achieved profitable operations, had an accumulated deficit of $2,839,262 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2020, operating activities used $(765,926) primarily due to the net loss for the year and net working capital losses.

Cash used in investing activities relating to capital expenditures associated with the purchase and development of intangible assets during the year ended December 31, 2020 was $(207,440).  Cash provided by financing activities during the year ended December 31, 2020 was $954,141 related to advances from related parties and proceeds of the sale of stock and exercise of stock options. Since inception, our capital needs have primarily been met by issuance of shares.

C.	Plan of Operations

Our plan of operation for the 12 months ended December 31, 2021 is as follows:

Armme Inc. will be launching its firearms lifestyle platform, and consumer facing mobile application. At such time as the application has been beta tested and completed, the Company will have the following key performance indicators: number of users, and revenues from subscriptions, advertising, sponsorships, and corporate partnerships.

Armme Inc. engaged software development firm Northern Block Inc., based in Toronto, Ontario, Canada to complete a Proof of Concept phase of software development, which includes the design and functionality of the app (“Phase 1”), and testing of the decentralized network on IBM’s Hyperledger Fabric. Northern Block is an expert in the creation of high-performance based, scalable custom digital solutions with an emphasis on speed, privacy and security. Phase 1 was completed, and now Northern Block has delivered a finalized design concept that will be used in the next phase of the app’s development. The Company has completed its second phase of development by beta testing the features of the solution with real users who are gun owners, and channel partners within the firearms industry (“Phase 2”). Armme Inc. has signed an Enterprise Plan Platform Services Agreement with Skylab Apps Inc., based in Dallas, Texas to complete the software development for the Company’s final phase of commercialization (“Final Phase”).

Skylab Apps will be managing the technology platform and app’s development upon the completion of the final phase of commercialization, Phase 2. Armme Inc. anticipates that the cost of final phase of developing the platform and app will be approximately $100,000. Armme Inc. will be regularly involved in the direction and guidance of the application’s development, as required.

The development of a commercially ready product is expected to take 2 months, and consist of a team of 5 people, including 1 Project Owner, 1 Full Stack Developer, 1 Scrum Master, 1 UI/UX Designer, 1 Technical Lead. Thus, we anticipate that the application could be released in the back half of 2021. This is subject to staffing the software development team with our application development partners, Skylab Apps, and the development team adhering to this timeline. There is a risk that development of the app could be delayed due to technical delays in this process.

Once the application starts to amass a user base of up to 1,000,000, the Company will be seeking to build upon product and service features desired by the Company’s users, and we intend to improve the product offering and customer experience, including but not limited to, enhancing features, improving functionality and implementing new technologies.

D.	Trend Information

21 million background checks for the sale of a firearm were conducted in 2020. That topped 2019’s totals of 13.2 million by 60 percent. It is estimated that 8.4 million people purchased a firearm for the first time in 2020, and 40% of these first time purchases were women, and the largest increase of any demographic category was among African Americans, who purchased firearms at a rate of 58 percent greater than in 2019. Sales were primarily driven by a combination of panic, fear, record unemployment, and social unrest, as gun stores continued to be deemed “essential businesses”. This has created a need and void in the market for virtual safety and training modules to address the surge in first time gun buyers.

Democrat control of the White House and Congress will inevitably bring more stringent regulation of firearms as President Biden plans to implement new regulation including:

a.	Universal background check legislation for all gun sales;
b.	Regulating the possession of existing assault weapons under the National Firearms Act;
c.	Creating a program to ensure individuals who become prohibited from possessing firearms relinquish their weapons.

Historically any regulation of firearms has equated to a robust market for firearms sales.

We believe that the impact of COVID-19 will likely favor the success of the application. However, the extent to which COVID-19 continues to affect the economy generally and our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The Company also believes that the growing engagement of smartphone users will favor the success of our mobile application. With urbanization and global technology advancements, more than 5.19 billion people are using mobile phones. There are 4.54 billion people around the world using the internet, of which there are 3.8 billion social media users worldwide in January 2020 as reported in the Digital 2020 Global Overview Report (PwC Global Entertainment & Media Outlook 2019-2023). The Digital 2020 Global Overview report further indicates that the average internet user now spends 6 hours and 43 minutes online each day of which 3.7 hours are spent using social media and communications apps over mobile phones each day.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

G.	Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 3.	Directors, Executive Officers and Significant Employees

The company’s officers and directors are as follows. The company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Mark Lawson	President and Co-Founder	49	September 20, 2018 to present	Full-time/40 hours
Ralph Proceviat	CFO	70	June 21, 2020 to present	Part-time/20 hours
Directors:
Mark Lawson	Director	49	September 20, 2018 to present
Nico Civelli	Director	43	September 20, 2018 to present

Mark Lawson, President and Director

Mr. Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada and the United States, and in the emerging markets. A capitalist with a conscience, his core competencies include M&A execution, strategic advisory, and capital raising solutions within the technology and telecom, resource and healthcare sectors.

Since 2018, Mr. Lawson has been the President and Co-Founder of Armme Inc. which is the first known digital platform where individuals can responsibly ensure proper, compliant, safe gun ownership and transfers.

From 2008 to 2018 Mr. Lawson was the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology, healthcare and energy sectors.

From 2004 to 2008 he was an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the technology, healthcare, energy, and media and telecom sectors. He is also currently a director of various publicly traded companies in including Cybin Corp., and Claren Energy Corp.

He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York, and is a Director of the Hugh and Ilene Lawson Charitable Organization.

Ralph Proceviat, CPA, CA, CFO

Mr. Proceviat is a C-Level executive strategic business advisor and financial professional (Chartered Professional Accountant/ Chartered Accountant - PWC Alumni) possessing a wide range of business experience with private and publicly traded companies spanning a number of industries including high tech, telecom, banking, software development, real estate, wholesale/retail distribution and entertainment. He serves and has served on the Boards of various private and public companies. Since May 2019, Mr. Proceviat has been the Co-Founder of the RAMP Executive Consulting Group, Inc. ("RAMP") which is a professional collaborative venture of 4 CPAs with over 100+ years of combined business and executive management experience spanning multiple industries. RAMP's key clients include game changing entrepreneurs, C-Level management teams, boards of directors and investors (angels, venture capital funds, investment bankers) of private and publicly traded companies.

From 2012 to the present, Mr. Proceviat also runs a consulting practice under his C-Suite-Consulting.com brand providing outsourced C-Level services (CEO, CFO, COO, CIO), business advisory, contract management and administration, compensation plan development, sales and marketing structuring, due diligence reviews, risk management services, exit preparation, enterprise resource plan selection and implementation, business plan development, capital raising, business process improvements and financial reporting and compliance to various clients in Canada and the US.

On November 18, 2019 Mr. Proceviat was appointed to the board of Izotropic Corporation, a publicly traded company on the Canadian Securities Exchange – CSE.

From 2009 to 2012, Mr. Proceviat was CFO and on the board of Nexaira Wireless Inc. and from 2001-2005 he was CEO and Chairman of ThrillTime Entertainment International Inc., both publicly traded companies. Mr. Proceviat is a member in good standing with the Chartered Professional Accountants of BC (CPABC) and holds a Bachelor of Commerce Degree in Management Information Systems from the University of British Columbia.

Nico Civelli, Director

Since 2018 Mr. Civelli has been a co-founder and Director of Armme Inc., and is based in Singapore, where he provides financial consultancy services to emerging companies in the technology, natural resources and renewable energy sectors. Since 2014 he has run Clarion Finance Pte Ltd, which is the Singapore branch of the Civelli family office. From 2010 to 2014 Mr. Civelli was the VP of Finance for Pacific LNG, which was acquired by Oil Search Ltd. for $900 million. Mr. Civelli also serves as a director of Callinex Mines Inc., listed on the TSX Venture Exchange. Mr. Civelli studied at the Universities of Zurich and St. Gallen in Switzerland before completing a Master’s Degree in Applied Finance with the University of Southern Queensland, Australia.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we compensated our highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation* ($)	Other compensation** ($)	Total compensation ($)
Mark Lawson	President	$0	$125,000	$125,000
Ralph Proceviat	Chief Financial Officer	$21,000	$100,000	$121,000
Nico Civelli	Director	$0	$125,000	$125,000

*	Neither Mark Lawson nor Nico Civelli received or currently receives any cash compensation.

**	Relates to 500,000 stock options each granted to Mark Lawson and Nico Civelli at an exercise price of $0.25. 200,000 stock options were granted to Ralph Proceviat at an exercise price of $0.50.

The Company does not pay any cash compensation to its directors in connection with their board service.

The Company entered into a fractional CFO and business advisory and financial services engagement with Ralph Proceviat on July 6, 2020. The term of the engagement was for one year and has been extended until December 31, 2021.

Mr. Proceviat’s fee structure is based upon a cap of 30 hours per month at an hourly rate of $200.00 or $6,000 per month. Any hours in excess of 30 hours per month are to be approved by the President and board of directors and may be paid in equity. Bonus and incentive compensation may be paid by the Company based upon Mr. Proceviat achieving specific objectives and savings accruing to the Company resulting from his leadership and involvement.

Employment Agreements

Other than noted above for the Chief Financial Officer, none of the other officers or directors have an employment agreement with us. We may enter into employment agreements with those or others in the future. A stock incentive program for our directors, executive officers, employees and key consultants has been established.

Board of Directors

Our board of directors currently consists of two directors. None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Nevada law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to the Reg A Offering Circular dated November 9, 2020 filed with the SEC.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets out, as of the date of this Form 1-K, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities or having the right to acquire those securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Donald & Co ITF Commodus Corp. Olde Town Marina, 2nd Floor, Sandyport, Nassau, Bahamas	3,000,000	14.2%
Common Stock	Professional Trading Services S.A. Plaza Comercial San Fernando, First Floor, Panama City, Panama	3,295,000	15.6%
Common Stock	Mark Lawson Unit 2, 50 Rose Ave, Toronto, ON, Canada, M4X 1N9	682,560	3.2%
Common Stock	Nico Civelli 97 Robertson Quay, Rivergate, #21-10, Singapore 238257	900,000	4.3%
Common Stock	All executive officers and directors as a group (3 people in group)	1,582,560	7.5%

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the above table possesses sole voting and investment power over their shares of Common Stock.

Item 5.	Interest of Management and Others in Certain Transactions

The Company has entered into the following transactions in which the management or related persons have interest in outside of the ordinary course of our operations:

During the year ended December 31, 2020, management and consulting fees of $21,000 (2019 - $nil) were charged by the CFO of the company. During the year ended December 31, 2020, management and consulting fees of $nil (2019 - $13,502) were charged by the President of the Company.

During the year ended December 31, 2020, the Company issued 1,500,000 bonus shares at the fair value of $375,000 that were granted to its directors and officers during the year ended December 31, 2019. As at December 31, 2019, the $375,000 was included in commitment to issue shares (Note 6(e)).

Due to related parties at December 31, 2020 are amounts owing to the President and CFO of the Company of $13,870 (2019 - $2,938). All amounts are non-interest bearing, unsecured and due on demand.

During the year ended December 31, 2019, the Company received a non-interest bearing due on demand advance of $100,000 from a company controlled by a director of the Company. The advance was repaid in full during the year ended December 31, 2019.

In October and November 2018, the Company received aggregate non-interest bearing due on demand advances of CAD$34,100 ($26,081) from a company with common directors. An additional amount of CAD$2,180 ($1,661) was advanced in 2020. During the year ended December 31, 2020, per agreement with AFX Networks, Inc. total advances outstanding of $27,742 were fully forgiven.

Item 6.	Other Information

None.

Item 7.	Financial Statements

ARMME INC.

Financial Statements

December 31, 2020 and 2019

(Expressed in US dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Armme Inc. (formerly known as Veritransfer Inc.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Armme Inc. (formerly known as Veritransfer Inc.) (the "Company") as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has accumulated losses since inception. This factor raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Assure CPA, LLC (formerly DeCoria, Maichel & Teague, P.S.)

We have served as the Company's independent auditor since 2018.

Spokane, Washington

July 26, 2021

ARMME INC. (formerly known as Veritransfer Inc.)

Balance Sheets

As at December 31, 2020 and 2019

	Notes	December 31, 2020	December 31, 2019
		$	$
ASSETS
Current assets
Cash		1,675	20,900
Prepaids and related party advance		40,000	2,938
TOTAL CURRENT ASSETS		41,675	23,838

Intangible assets	3	580,923	335,293

TOTAL ASSETS		$622,598	$359,131

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	4	$404,730	$108,684
Due to related parties	5	13,870	2,938
Advances due to related party	5	-	26,081
TOTAL CURRENT LIABILITIES		418,600	134,765

Commitment to issue common shares	6(e)	-	382,500

TOTAL LIABILITIES		418,600	517,265
Commitments and contingencies	8
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred shares Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: Nil (December 31, 2019 – Nil)	6(a)
Common shares
Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: 17,214,560 (December 31, 2019 – 12,967,000)	6(a)	1,772	1,297
Additional paid-in capital		3,098,035	1,301,849
Subscriptions receivable	6(c)	(56,498)	-
Accumulated deficit		(2,839,262)	(1,461,280)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)		203,998	(158,134)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)		$622,598	$359,131

The accompanying notes are an integral part of these financial statements.

ARMME INC. (formerly known as Veritransfer Inc.)

Statements of Operations

For the years ended December 31, 2020 and 2019

	Notes	2020	2019
OPERATING EXPENSES
Consulting fees	5	$416,581	$106,654
Filing Fees		12,722	-
Legal and professional fees		192,052	115,914
Office and miscellaneous		16,467	16,694
Marketing		351,437	-
Rent		8,264	15,997
Research and development		32,298	24,652
Share-based compensation	6	340,134	684,590
Travel		16,577	36,074
Write-off of trademarks	3	17,402	-
TOTAL OPERATING EXPENSES		(1,403,934)	(1,000,575)

OTHER (EXPENSE) INCOME
Forgiveness of advances due to AFX Networks, Inc.	5	27,742	-
Foreign exchange loss		(1,790)	(3,876)

NET LOSS		$(1,377,982)	$(1,004,451)

Net loss per share – basic and diluted		$(0.09)	$(0.09)

Weighted average number of shares outstanding – basic and diluted		15,127,360	11,457,170

The accompanying notes are an integral part of these financial statements.

ARMME INC. (formerly known as Veritransfer Inc.)

Statements of Changes in Stockholders’ Equity (Deficit)

For the years ended December 31, 2020 and December 31, 2019

	Number of Common Shares	Amount	Additional Paid-in Capital	Subscriptions receivable	Accumulated Deficit	Total Stockholders’ Equity (deficit)
Balance at December 31, 2018	10,735,000	$1,074	$452,482	$-	$(456,829)	$(3,273)

Issued during the year:
Shares issued pursuant to private placements, net of issue costs	2,232,000	223	547,277	-	-	547,500
Share-based compensation - options	-	-	302,090	-	-	302,090
Loss for the year	-	-	-	-	(1,004,451)	(1,004,451)

Balance at December 31, 2019	12,967,000	$1,297	$1,301,849	$-	$(1,461,280)	$(158,134)

Issued during the year:
Shares issued pursuant to private placements, net of issue costs	1,707,560	172	952,448	(37,500)	-	915,120
Satisfaction of commitment to issue common shares	1,530,000	153	382,347	-	-	382,500
Shares issued for consulting fees	260,000	26	64,974	-	-	65,000
Exercise of stock options	750,000	75	56,283	(18,998)	-	37,360
Share-based compensation - options	-	-	340,134	-	-	340,134
Loss for the year	-	-	-	-	(1,377,982)	(1,377,982)

Balance at December 31, 2020	17,214,560	$1,723	$3,098,035	$(56,498)	$(2,839,262)	$203,998

The accompanying notes are an integral part of these financial statements.

ARMME INC. (formerly known as Veritransfer Inc.)

Statements of Cash Flows

For the years ended December 31, 2020 and 2019

	2020	2019
OPERATING ACTIVITIES
Net loss for the year	$(1,377,982)	$(1,004,451)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Share-based compensation - options	340,134	302,090
Share-based compensation - payable	-	382,500
Shares issued for consulting fees	65,000	-
Write-off of trademarks	17,402	-
Forgiveness of advances due to related parties	(27,742)	-
Change in non-cash operating assets and liabilities:
Prepaids and advances	(37,062)	19,493
Accounts payable and accrued liabilities	243,392	(5,000)
Due to related parties	10,932	2,938

Cash flows used in operating activities with cash	(765,926)	(302,430)

INVESTING ACTIVITIES
Intangible assets purchased	(207,440)	(240,882)

Cash flows used in investing activities	(207,440)	(240,882)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net of share issue costs	915,120	547,500
Proceeds from the exercise of options	37,360	-
Advances from AFX Networks,Inc.	1,661	-
Proceeds from related party demand loans		100,000
Repayment of related party demand loans	-	(100,000)

Cash flows provided by financing activities	954,141	547,500

(DECREASE) INCREASE IN CASH	(19,225)	4,188

CASH, BEGINNING OF THE YEAR	20,900	16,712

CASH, END OF THE YEAR	$1,675	$20,900

Non-cash investing and financing activities:
Intangible assets purchased with accounts payable	$150,003	$94,411
Shares issued for commitment to issue common shares	$382,500	$-

The accompanying notes are an integral part of these financial statements.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 and December 31, 2019

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Armme Inc. (formerly known as Veritransfer Inc.) (“the Company” or “Armme”) was incorporated in the State of Nevada on September 20, 2018. The Company was originally incorporated as Blockregistry Corp. (“Blockregistry”) in the British Virgin Islands on March 13, 2018.

On October 10, 2018, the Company and Blockregistry entered into a technology acquisition agreement which transferred all assets to the Company with shareholdings of Armme Inc. and Blockregistry remaining the same. As the shareholders of Blockregistry continued to hold their respective interests in Armme Inc., there was no resultant change of control in either Armme Inc. of Blockregistry.

On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armme Inc.

The Company is headquartered in Las Vegas, Nevada, and its principal operations are located in Henderson, Nevada. The Company has developed a mobile app, Armme Inc., which is an encrypted, private and secure network governed by gun owners and dealers themselves empowering each gun owner and dealer with 100% control over what information is made available and to whom in a gun ownership transfer or related transaction. The app allows gun owners to run background checks on the app when they go to establishments with a Federal Firearms License (“FFL”) to purchase firearms. The establishments with FFLs scan the individual’s Armme Inc. QR code to complete a background check. The app will then authenticate the gun owner by checking the individual’s valid government attested license and criminal record. The app is accessible to users for a monthly subscription fee.

Going Concern

The accompanying unaudited financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. At December 31, 2020, the Company had not yet achieved profitable operations, had an accumulated deficit of $2,839,262 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The accompanying unaudited financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

Ongoing unfavorable economic conditions worldwide due to the Covid-19 pandemic have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets available to the Company. The Company has obtained funds from both related and unrelated parties since its inception. Management believes this funding will continue and is also actively seeking new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet the Company’s obligations as they become due and will allow the development of its core business.

The Company plans to raise capital through the issuance of equity and/or debt financing. There is no assurance that the Company will be successful in securing additional capital. If the Company is unable to achieve projected operating results and/or obtain additional financing, management will be required to curtail growth plans and reduce development activities and this will have a material adverse effect on its business and continuance as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the estimated lives of intangible assets, share based compensation, valuation of deferred income tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of purchase to be cash equivalents.

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other Intangibles. Intangible assets that have finite lives will be amortized using the straight-line method over their estimated useful lives. In particular, software development costs are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, Internal-Use Software. Software development costs are capitalized when technological feasibility and marketability of the related product has been established. On December 1, 2018, the Company established technological feasibility upon successful completion and testing of the Company’s first working product pilot. Capitalized software costs will be amortized on a product-by-product basis over five years, beginning when the product is available for general release to customers. The Company also has pending patents included in its intangible assets. The pending patents will be amortized over 20 years when the final patent is granted.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an intangible asset is measured by comparing the carrying amount of the asset to its fair value. If the future value of the asset is lower than its carrying value, the Company recognizes an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Intangible assets with indefinite lives are reviewed for impairment annually.

Research and Development Costs

Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. The Company engages in a variety of research and development activities and continue to invest to improve and upgrade its internally developed software. Patent applications and related professional fees are capitalized under intangible assets. Consumer research is excluded from research and development costs and included in marketing/consulting costs.

Fair Value Measurements

The book value of cash, accounts payable and accrued liabilities and loan payable approximate their fair values due to the immediate or short-term maturity of those instruments. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	-	observable inputs other than Level I, quoted prices for similar assets or liabilities in active prices whose inputs are observable or whose significant value drivers are observable; and

Level 3	-	assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The estimated fair value of the Company's common shares is estimated based on recent sales of common shares for cash.

The Company does not have liabilities measured at fair value on a recurring basis.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the year ended December 31 2020 and 2019, loss per share excludes 3,300,000 (2020 – 2,550,000) respectively, potentially dilutive common shares (related to outstanding options and warrants) as their effect was anti-dilutive.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

Foreign Currency Translation

The functional currency of the Company’s operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of net income.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB ASC 740, Income Taxes, regarding accounting for uncertainty in income taxes. The Company initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and its recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As additional information is obtained, there may be a need to periodically adjust the recognized tax positions and tax benefits. These periodic adjustments may have a material impact on the statements of operations. When applicable, the Company classifies penalties and interest associated with uncertain tax positions as a component of income tax expense in its statement of operations

Share-based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, Stock Compensation, which establishes the accounting for share-based awards and the inclusion of their fair value in net earnings in the respective periods the awards were earned. Consistent with the provisions of ASC 718, the Company estimates the fair value of share purchase options and share purchase warrants using the Black-Scholes option-pricing model at the date of the grant. Fair value is estimated on the date of grant and is then recognized (net of estimated forfeitures) as expense in the statement of operations over the requisite service period (generally the vesting period). The fair value of shares issued as compensation is measured based on the most recent financing price.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

New Accounting Pronouncements

Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which adds the disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain alternatives apply. This ASU is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted this standard on January 1, 2020. The adoption of the standard had no material effect on the Company’s financial statements.

3.	INTANGIBLE ASSETS

As at December 31, 2020 and 2019, the Company owns intangible assets which includes patents pending and software development costs. The software application was developed in house. At December 31, 2020 and 2019, the total capitalized intangible assets were as follows:

	December 31, 2020	December 31, 2019
Registered trademarks and other indefinite life intangible assets	$-	$16,391
Patents pending	11,591	11,591
Internally developed software	569,332	307,311

Total intangible assets	$580,923	$335,293

Registered trademarks are indefinite life intangible assets. During the year ended December 31, 2020 the trademarks were written down to $nil, and a charge to operations of $17,402 was recognized, as the Company changed its name during 2021. Patents are definite life intangible assets with an estimated useful life of 20 years. Internally developed software assets are definite life intangible assets with an estimated useful life of five years. As none of the intangible assets are yet completed, no amortization has been recognized.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
	$	$
Trade payables and accrued liabilities	404,730	105,746
Due to related parties (Note 5)	13,870	2,938

Total accounts payable and accrued liabilities	418,600	108,684

In October and November 2018, the Company received aggregate non-interest bearing due on demand advances of CAD$34,100 ($26,081) from AFX Networks, Inc. (“AFX”) a company with common directors. An additional amount of CAD$2,180 ($1,661) was advanced in 2020. During the year ended December 31, 2020, per agreement with AFX total advances outstanding of $27,742 were fully forgiven.

5.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020 and 2019, the Company had the following related party transactions and balances:

During the year ended December 31, 2020, management and consulting fees of $21,000 (2019 - $nil) were charged by the CFO of the company. During the year ended December 31, 2020, management and consulting fees of $nil (2019 - $13,502) were charged by the President of the Company.

During the year ended December 31, 2020, the Company issued 1,500,000 bonus shares at the fair value of $375,000 that were granted to its directors and officers and recognized in the statement of operations during 2019. As at December 31, 2019, the $375,000 was included in commitment to issue shares (Note 6(e)).

Due to related parties at December 31, 2020 are amounts owing to the President and CFO of the Company of $13,870 (2019 - $2,938). All amounts are non-interest bearing, unsecured and due on demand.

During the year ended December 31, 2019, the Company received a non-interest bearing due on demand advance of $100,000 from a company controlled by a director of the Company. The advance was repaid in full during the year ended December 31, 2019.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

6.	SHARE CAPITAL

a)       Authorized:

Preferred Shares

The Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued and outstanding as at December 31, 2020.

Common Shares

The Company is authorized to issue 100,000,000 shares of common shares with a par value of $0.0001 per share. As at December 31, 2020, 17,214,560 common shares (2019 – 12,967,000) were issued and outstanding.

b)       Share Transactions:

During the year ended December 31, 2020, the Company completed the following stock transactions:

i)	On April 24, 2020, the Company issued the 1,500,000 bonus common shares that were included as non-current liabilities of $375,000 as at December 31, 2019 and recognized as share-based compensation during 2019.
ii)	On May 1, 2020, the Company issued 40,000 common shares to a consultant for services rendered. 30,000 of these common shares were included as non-current liabilities of $7,500 as at December 31, 2019 and recognized as share-based compensation in 2019. An additional 10,000 shares with a fair value of $2,500 was recognized in 2020.
iii)	On May 11, 2020, the Company issued 200,000 common shares at $0.25 per share for gross proceeds of $50,000.
iv)	On June 1, 2020, the Company issued 400,000 common shares at $0.25 per share for gross proceeds of $100,000.
v)	On July 8, 2020, the Company issued 750,000 common shares at CAD$0.10 per share or $56,358 related to the exercise of options. Included in subscriptions receivable as at December 31, 2020 is $18,998 with respect to these option exercises, the remaining $37,360 was received in cash during 2020.
vi)	On July 28, 2020, the Company issued 250,000 common shares for services at the fair value of $62,500.
vii)	On September 14, 2020, the Company issued 650,000 common shares at $0.50 per share for gross proceeds of $325,000. Included in subscriptions receivable as at December 31, 2020 is $25,000 with respect to this financing.
viii)	On October 14, 2020, the Company issued 275,000 common shares at $0.50 per share for gross proceeds of $137,500. Included in subscriptions receivable as at December 31, 2020 is $12,500 with respect to this financing.
ix)	On November 17, 2020, the Company issued 182,560 common shares at $2.00 per share for gross proceeds of $365,120.

The Company incurred share issuance costs of $25,000 in respect of the share transactions during the year ended December 31, 2020

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

During the year ended December 31, 2019, the Company completed the following stock transactions:

i)	On November 27, 2019, the Company issued 1,200,000 common shares at $0.25 per share for gross proceeds of $300,000.

ii)	On July 14, 2019, the Company issued 332,000 common shares at $0.25 per share for gross proceeds of $83,000.

iii)	On May 31, 2019, the Company issued 200,000 common shares at $0.25 per share for gross proceeds of $50,000.

iv)	On May 9, 2019, the Company issued 500,000 common shares at $0.25 per share for gross proceeds of $125,000.

The Company incurred share issuance costs of $10,500 in respect of the share transactions during the year ended December 31, 2019.

c)	Share purchase options:

The Company has granted stock options under the terms of its Stock Option Plan (the “Plan”). The Plan provides that the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers of the Company on terms that the directors of the Company may determine are within the limitations set forth in the Plan. The maximum number of shares available under the Plan is limited to 15% of the issued common shares. The maximum term of stock options is ten years. All stock options vest on the date of grant, unless otherwise stated. As at December 31, 2020, the Company had 2,582,184 stock options available for grant pursuant to the Plan (December 31, 2019 – 1,945,050).

The Plan is administered by the Board of Directors. At the discretion of the Board of Directors, the Company may from time to time grant options to permitted consultants for services rendered, in lieu of cash payments. The option price is set by the Board of Directors on the date of the grant. The Board of Directors determine the vesting periods.

Changes in share purchase options during the year ended December 31, 2020 and 2019 are as follows:

	Number Outstanding #	Weighted Average Exercise Price

Balance outstanding at December 31, 2018	750,000	0.08
Granted	600,000	$0.25

Balance outstanding at December 31, 2019	1,350,000	0.15
Granted	1,500,000	0.25
Exercised	(750,000)	0.08

Balance outstanding and exercisable at December 31, 2020	2,100,000	$0.36

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

Summary of share purchase options outstanding at December 31, 2020:

	Number Outstanding and Exercisable #	Exercise Price USD$ or CAD$		Expiry Date	Remaining Contractual Life (Years)
Share purchase options	600,000	USD$	0.25	May 31, 2021	0.41
Share purchase options	400,000	USD$	0.25	June 30, 2022	1.50
Share purchase options	1,100,000	USD$	0.50	Sept 14, 2022	1.70

During the year ended December 31, 2020, 750,000 options with an exercise price of CAD$0.10 per common share were exercised for proceeds of CAD$75,000 (USD $56,358). The total intrinsic value for stock options exercised in 2020 was $131,142.

At December 31, 2020, management estimated the intrinsic value of options outstanding was $3,400,000 (2019 - $129,754), based upon sales prices of the Company’s common stock.

During the year ended December 31, 2020, the Company recorded share-based payments in the statement of operations of $340,134 (2019 - $77,541) with respect to share purchase options. The weighted average fair value of share purchase options granted during year ended December 31, 2020 and 2019 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2020	2019
Share price	$0.43	$0.25
Exercise price	$0.43	$0.25
Risk-free interest rate	0.28%	1.82%
Expected life	2.01 years	1.89 years
Expected volatility*	100%	100%
Expected dividends	Nil	Nil

* Based upon management’s estimate of peer group volatility.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

d)           Share purchase warrants:

During the year ended December 31, 2019, the Company issued 1,200,000 share purchase warrants to a non-employee consultant for services.

Changes in share purchase warrants during the year ended December 31, 2020 and 2019 are as follows:

	Number Outstanding	Weighted Average Exercise Price
Balance outstanding at December 31, 2018	-	-
Issued	1,200,000	$0.25

Balance outstanding and exercisable at December 31, 2019	1,200,000	$0.25
Balance outstanding and exercisable at December 31, 2020	1,200,000	$0.25

Summary of share purchase warrants outstanding at December 31, 2020:

	Number Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
Share purchase warrants	1,200,000	$0.25	July 11, 2024	3.53

During the year ended December 31, 2020, the Company recorded share-based payments in the statement of operations of $nil (2019 - $224,549) with respect to share purchase warrants. The weighted average fair value of share purchase warrants granted during year ended December 31, 2019 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - $0.25; exercise price - $0.25; risk-free interest rate – 1.82%, expected life – 5.0 years; estimated volatility – 100%; and expected dividends - $nil.

e)	Commitment to issue shares:

On July 11, 2019, the Company agreed to issue 1,500,000 bonus common shares to two directors and a consultant of the Company as compensation at the fair value $0.25 per share or $375,000. This amount is included as a non-current liability as at December 31, 2019 with a corresponding share-based compensation amount in the statement of operations. On April 24, 2020, the Company issued the 1,500,000 common shares.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

During the year ended December 31, 2019, the Company agreed to issue 40,000 common shares to a consultant for services from October 1, 2019 to January 31, 2020. At December 31, 2019, the Company recognized a commitment to issue shares of 30,000 common shares at the fair value of $0.25 per share or $7,500. This amount is included as a non-current liability as at December 31, 2019 with a corresponding share-based compensation amount in the statement of operations. During the year ended December 31, 2020, the Company recorded an additional share-based compensation amount of $2,500 for 10,000 additional shares. On May 1, 2020, the Company issued the 40,000 common shares.

7.	INCOME TAXES

The Company recognizes deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes, as appropriate. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate future taxable income.

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes as of December 31, 2020 and 2019 are as follows:

	2020	2019
Deferred tax assets:
Deferred tax asset from net operating loss carryforward	$437,507	$211,045
Share-based compensation	134,867	72,387
Accrual to cash tax adjustment	51,427	23,437
Valuation allowance	(623,801)	(306,869)

Net deferred income tax assets	$-	$-

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision for the year ended December 31, 2020 and 2019 is as follows:

	2020	2019
Statutory tax rate	21%	21%

Book loss before income taxes	$1,377,982	$1,004,451

Provisions (benefit) computed using the statutory rate:	289,376	210,935
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	27,556	-
Change in valuation allowance	(316,932)	(210,935)

Income tax benefit (expense)	$-	$-

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

At December 31, 2020, the Company has accumulated net operating losses of $2,428,061 (2019 - $1,349,674) which are available to carryforward and offset future years’ taxable income. As a result of tax legislation enacted in the U.S. at the end of 2017, net operating losses arising in tax year beginning after December 31, 2017 can be carried forward indefinitely instead of 20 years and carrybacks are no longer permitted. However, the net operating loss carryforward is limited and can only offset 80% of taxable income.

The Company files income tax returns in the U.S. federal jurisdiction. The Company’s tax returns are subject to tax examinations by U.S. federal and state tax authorities until respective statute of limitation. The Company currently has no tax years under examination. The Company is subject to tax examinations by tax authorities for all taxation years.

At December 31, 2020, the Company does not have an accrual relating to uncertain tax positions. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

8.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of business. These matters may relate to product liability, employment, intellectual property, tax, regulation, contract or other matters. The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of financial and managerial resources. While unfavorable outcomes are possible, based on available information, the Company generally does not believe the resolution of these matters will result in a material adverse effect on the business, financial condition, or results of operations.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events, as defined by ASC 855, formerly SFAS 165, Subsequent Events, through the date that the financial statements are issued, July 26, 2021.

Subsequent to December 31, 2020:

i.	On January 5, 2021, the Company entered into a Development and Services Agreement with Alexo Athletica, LLC, for consumer product research, product expansion recommendations, video content development and acquisition of platform personalities and coaches. As consideration the Company made a one-time payment to Alexo of $200,000.

ii.	On January 15, 2021, the Company entered into a Shareholder Loan Agreement for $250,000. The loan bears interest at 10% per annum and has a maturity of June 30, 2021. Only July 2, 2021, $125,000 of this loan was repaid in cash, and the maturity date was extended until September 30, 2021.

ARMME INC. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2020 December 31, 2019

iii.	On February 1, 2021, the Company granted 200,000 share purchase options to a consultant at an exercise price of $2.00 per share through February 1, 2023.

iv.	On May 28, 2021, 600,000 share purchase options at $0.25 per share were exercised for proceeds of $150,000.

v.	On May 31, 2021, the Company issued 130,000 common shares at $2.00 per share for gross proceeds of $260,000.

vi.	On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armme Inc. $17,402 in costs associated with trademarks, logos and domains in the name of Veritransfer Inc. have been written off in the Statement of Operations.

Item 8.	Exhibits

2.1	Articles of Incorporation**
2.2	Bylaws**
4.1	Form of Subscription Agreement**
6.1	Stock Option Plan**
6.2	Dalmore Broker-Dealer Agreement**
6.3	Business Advisory and Fractional CFO Engagement Letter for Ralph Proceviat**

** Previously filed as an exhibit to the Company’s Form 1-A

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Henderson, Nevada on July 27, 2021.

ARMME INC.

By: /s/ Mark Lawson, President & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ Mark Lawson President & Director Armme Inc.
July 27, 2021

By:	/s/ Ralph Proceviat Chief Financial Officer
Armme Inc.
July 27, 2021

By:	/s/ Nico Civelli
Director
Armme Inc.
July 27, 2021